UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              Schedule 13D
                Under the Securities Exchange Act of 1934

                Name of Issuer: Washington National Corporation

            Title of Class of Securities: Common Stock, $5 par value

                            CUSIP No. 939339107

          (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                             Daniel N. Sang, Esq.,
                           c/o Paulson & Co., Inc.
                 277 Park Avenue, New York, New York 10172
                              (212) 350-5151

           (Date of Event Which Requires Filing Of This Statement)

                               July 29, 1997

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the
following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.: 939339107

1. Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

Paulson & Co. Inc.

2. Check the appropriate box if a member of a group:  a. [  ]     b. [  ]

3.  SEC Use Only

4.  Source of Funds
OO

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization:  Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power: 770,800

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  770,800

10.  Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

770,800

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

6.2%

14.  Type of Reporting Person

CO


ITEM 1.  SECURITY AND ISSUER

The title and class of equity securities to which this statement relates is:

Common Stock, $5 par value ("the Shares"), of Washington National Corporation ("the Issuer"). The Issuer's principal executive office is at 300 Tower Parkway, Lincolnshire, IL 60069-3665.


ITEM 2.  IDENTITY AND BACKGROUND

This statement is being filed on behalf of Paulson & Co. Inc. ("The Reporting Person" or "PCI"), a Delaware corporation and investment management firm formed to provide investment advisory services, and manage or act as the general partner of private investment firms, investment partnerships and similar investment vehicles. PCI's office is at 277 Park Avenue, New York, NY 10172. The Reporting Person is the general partner of Paulson Partners, L.P. ("PP"), a Delaware limited partnership, and the investment manager of Paulson International Ltd. ("PIL"), a Cayman Islands corporation. The Reporting Person also oversees, manages and has discretion over certain managed accounts ("the managed accounts"). The Reporting Person expressly disclaims equitable ownership of and pecuniary interest in the Shares respectively owned by PP, PIL or the managed accounts.

PCI is controlled by John A. Paulson. Mr. Paulson's principal occupation is serving as president of the Reporting Person and his business address is at 277 Park Avenue, New York, New York 10172. Mr. Paulson is a citizen of the United States.

During the last five years, none of the above persons or entities (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) been party to a civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

As of the date hereof, the Reporting Person is deemed to beneficially own 770,800 Shares. All 770,800 Shares are held either by PP, PIL or the managed accounts overseen by the Reporting Person. All the Shares were purchased in open market transactions. The Shares were purchased for an aggregate purchase price of $21,594,354. The funds to purchase the Shares come from the working capital of PP, PIL or the managed accounts, with such working capital including the proceeds of margin loans entered into in the ordinary course of business with Bear Stearns & Co.,Inc.


ITEM 4. PURPOSE OF TRANSACTIONS

The Shares deemed to be beneficially owned by the Reporting Person were acquired for, and are being held for, investment purposes. The Reporting Person has communicated to the management of the Issuer that it believes that the $29.50 merger consideration to be paid by PennCorp Financial Group Inc. ("PennCorp") is inadequate, and recommends that, absent an increase in the merger consideration by PennCorp, the Issuer terminate the merger agreement upon its expiration and re-solicit potential purchasers. A copy of the August 6, 1997 letter sent to the Issuer is attached hereto as Exhibit A. The Reporting Person reserves the right to communicate further with management, other shareholders of the Issuer, and other parties regarding the inadequacy of the proposed merger consideration.

Depending upon market conditions and other factors that it may deem material, the Reporting Person may purchase additional Shares for PP, PIL or the managed accounts or may dispose of all or a portion of the Shares that it is now deemed to beneficially own or may hereafter acquire.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

As of the date hereof, the Reporting Person, by virtue of its management of PP, PIL, and managed accounts, is deemed to be the beneficial owner of 770,800 Shares. Based on the Issuer's filing on Form 10-Q on May 15, 1997, as of May 9, 1997, there were 12,409,640 Shares outstanding. Therefore, the Reporting Person may be deemed to beneficially own 6.2% of the outstanding Shares. None of the Reporting Person, PP, PIL or the managed accounts by themselves own greater than 5% of the outstanding Shares. The Reporting Person has the sole power to vote, direct the vote, dispose of or direct the disposition of all the Shares that it, PP, PIL or the managed accounts are deemed to beneficially own.

All the transactions in the Shares effected by the Reporting Person in the sixty days prior to July 29, 1997 through the date of this filing were effected in open market transactions and are set forth below:


        	                                            			Price Per Share
Date		        Shares Purchased or (Sold)		           (excluding commission)

6/5/96		             	205,000				                         $27.7378

6/6/97			              25,000			                         	$27.8750

6/11/97		  	           39,000			                         	$27.7500

6/12/97		  	           17,500			                         	$27.6964

6/13/97	 	           	248,000                         				$27.7500

7/1/97			              25,000			                         	$28.5000

7/3/97			              50,000			                         	$28.4977

7/29/97		  	           29,900			                         	$28.4091

7/30/97		  	           25,300			                         	$28.5872

7/31/97		    	          6,500			                         	$28.7500

8/1/97			              21,000		                         		$28.7336

8/4/97			              22,800			                         	$28.8089

8/5/97			               5,000			                         	$28.8125

8/6/97			              50,800			                         	$28.7605


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

The Reporting Person has no contract, arrangement, understanding or relationship with any person with respect to the Shares.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The August 6, 1997 letter sent by John A. Paulson, the President of the Reporting Person, to Robert W. Patin, the Chairman and CEO of the Issuer, is attached hereto as Exhibit A.


SIGNATURE

The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

					                                         	/s/ John A. Paulson
                                                ________________
					                                          	John A. Paulson

August 7, 1997

EXHIBIT A
__________

[Paulson & Co. Inc. Letterhead]

August 6, 1997


Mr. Robert W. Patin
Chairman & Chief Executive Officer
Washington National Corp.
300 Tower Parkway
Lincolnshire, IL 60069-3665

Dear Bob,

As a substantial shareholder of Washington National Corp ("WNT"), we are concerned about the price at which WNT is being sold. After reviewing the current public and acquisition markets for life insurance companies, we concluded that the $29.50 per share that PennCorp agreed to pay for WNT in November 1996 (equating to 10.9x 1997E EPS, 9.8X 1998E EPS and 0.94x Book Value) is considerably below the price WNT would receive if it was sold today. As such, we would be supportive of a plan to allow the merger agreement with PennCorp to expire on August 30, 1997, if PennCorp is unwilling to raise its price, and have Morgan Stanley re-solicit potential purchasers.

The attached graph tracks the performance of the S&P Life Index against the performance of WNT's stock price since the November 15, 1996 announcement of the merger with PennCorp. Since that time the Life Index appreciated almost 40% while WNT's price was flat. WNT's relative stock price performance was also charted beginning three months prior to the merger announcement to eliminate deal speculation. The discrepancy was found to be ever greater as the S&P Life Index appreciated almost 60% while WNT's price was flat. WNT's stock price performance has been unduly capped by the $29.50 merger consideration. Further highlighting the gross valuation discrepancy is a comparison with fourteen life insurance companies tracked by Goldman Sachs. The comparables trade at an average market/book value multiple of 2.3x with a low of 1.5x book and a range of 1.5x - 4.7x.

Also attached are recent merger comparables for life insurance acquisitions. This analysis shows that the multiples at which WNT agreed to be sold nine months ago pale in comparison to the multiples being paid today. The recent acquisitions of Equitable of Iowa by ING and Cigna Life by Lincoln National at 2.6x and 3.0x book value, respectively, and at 17.0x and 24.0x earnings highlight the gross discrepancy. There is absolutely no reason why your fine company should trade at such a discount to the prices paid for comparable companies.

Due to the inadequacy	of the $29.50 merger consideration, we find it
difficult to support this transaction. Furthermore, we would find it surprising, in light of the significant change in life insurance valuations since the announcement of the merger, if Morgan Stanley would be able to update its fairness opinion to WNT's Board of Directors at the $29.50 price. We, therefore, reiterate our recommendation that, in the absence of an improved offer from PennCorp, WNT allow the merger agreement to expire by its terms and retain Morgan Stanley to re-solicit potential purchasers.

Respectfully,



John A. Paulson
President


____________________________________

DESCRIPTION OF ATTACHMENTS TO AUGUST 6, 1997 LETTER FROM JOHN A. PAULSON TO ROBERT W. PATIN (OMITTED DUE TO FORMAT):


1. Graph of stock price performance of Washington National Corp. and S&P Life Insurance Index from November 15, 1996 to August 5, 1997.

2. Graph of stock price performance of Washington National Corp. and S&P Life Insurance Index from August 15, 1996 to August 5, 1997.

3. Comparable analysis of 14 public life insurance companies, including stock price, market capitalization, price/earnings, price/book value and dividend yield.

4. Merger comparables of five life insurance acquisitions since February 1997, including cost of transaction, price/earnings and price/book value.